

Summary Prospectus
September 28, 2010

Grubb & Ellis AGA U.S. Realty Fund
(GBEUX)

www.gbemutualfunds.com

Before you invest, you may want to review the Fund's statutory prospectus and statement of additional information, which contain more information about the Fund and its risks. The current statutory prospectus and statement of additional information dated September 28, 2010 are incorporated by reference into this Summary Prospectus. You can find the Fund's statutory prospectus, statement of additional information and other information about the Fund online at http://www.gbemutualfunds.com/literature.html. You can also get this information at no cost by calling 877-40-GRUBB (877-404-7822) or by sending an email request to Agafunds@grubb-ellis.com.

Investment Objectives
The primary investment objective of the Grubb & Ellis AGA U.S. Realty Fund (the "U.S. Realty Fund") is total return through long term capital appreciation. The secondary investment objective is current income, including interest and dividends from portfolio securities.

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the U.S. Realty Fund. You may qualify for sales charge discounts if you or your family invest, or agree to invest in the future, at least $100,000 in the Grubb & Ellis Funds. More information about these and other discounts is available from your financial professional and under "Shareholder Information – More About Class A Shares," on page 30 of the Fund's Prospectus, and under "Purchase and Redemption of Fund Shares – Sales Charge on Class A Shares" on page 37 in the Fund's Statement of Additional Information.

Shareholder Fees *(fees paid directly from your investment)*	
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.00%
Maximum Deferred Sales Charge (Load) (as a percentage of shares redeemed within 12 months of purchase)(1)	1.00%
Redemption Fee (as a percentage of amount redeemed on shares held 90 days or less)	1.00%

Annual Fund Operating Expenses *(expenses that you pay each year as a percentage of the value of your investment)*	
Management Fees	1.00%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%
Other Expenses	15.98%
Acquired Fund Fees and Expenses	0.01%
Total Annual Fund Operating Expenses(2)	17.24%
Fee Waiver/ Expense Reimbursement	-15.33%
Total Annual Fund Operating Expenses After Fee Waiver/ Expense Reimbursement(3)	1.91%

(1) Only imposed on shares purchased at the $1,000,000 breakpoint that are redeemed within 12 months of purchase.

(2) Total Annual Fund Operating Expenses in the table above do not correlate to the Ratio of Expenses to Average Net Assets found within the "Financial Highlights" section of this prospectus, which does not include Acquired Fund Fees and Expenses.

(3) Pursuant to an operating expense limitation agreement between the U.S. Realty Fund's investment adviser, Grubb & Ellis Alesco Global Advisors, LLC (the "Adviser") and the U.S. Realty Fund, the Adviser has agreed to waive its fees and/or reimburse expenses of the U.S. Realty Fund to ensure that Total Annual Fund Operating Expenses (exclusive generally of interest and tax expenses, brokerage commissions, extraordinary and non-recurring expenses and acquired fund fees and expenses) do not exceed 1.90% of the U.S. Realty Fund's average net assets, through September 28, 2011, subject thereafter to annual re-approval of the agreement by the Trust's Board of Trustees (the "Board of Trustees"). This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees. The Adviser is permitted to seek reimbursement from the U.S. Realty Fund, subject to limitations, for fees it waives and Fund expenses it paid for a period of three fiscal years from the date of such waiver and/or reimbursement. This Annual Fund Operating Expenses table has been restated to reflect the current operating expense limitation agreement, which became effective August 10, 2010.

Example
This Example is intended to help you compare the costs of investing in the U.S. Realty Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the U.S. Realty Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The fee waiver/expense reimbursement arrangement discussed in the table above is reflected only in the first year of the periods shown in the Example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year	Three Years	Five Years	Ten Years
$684	$3,660	$5,953	$9,635

Portfolio Turnover
The U.S. Realty Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when U.S. Realty Fund shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the Example, affect the U.S. Realty Fund's performance. During the most recent fiscal year, the U.S. Realty Fund's portfolio turnover rate was 138.20% of the average value of its portfolio.

Principal Investment Strategies
Under normal circumstances, the U.S. Realty Fund seeks to achieve its investment objectives by investing at least 80% of its net assets in common, convertible and preferred stock of U.S. Realty Companies.

For purposes of the U.S. Realty Fund's investment strategies, "Realty Companies" are real estate-related companies of any size including, but not limited to, real estate investment trusts ("REITs"), real estate operating companies ("REOCs"), real estate service companies, companies in the homebuilding, lodging and hotel industries, and other companies (including, but not limited to, those engaged in the healthcare, gaming, retailing, restaurant, natural resources and utility industries) whose investments, balance sheets or income statements are real-estate intensive. The U.S. Realty Fund considers a company to be "real estate-related" or "real estate intensive" if at least 50% of the company's actual or anticipated revenues, profits, assets, services or products are related to real estate including, but not limited to, the ownership, renting, leasing, construction, management, development or financing of commercial, industrial or residential real estate. The U.S. Realty Fund considers "U.S. companies" to be companies organized in the United States or for which 50% of their actual or anticipated revenues or profits are generated in, their assets are located in, or their services or products are provided or sold in, the United States.

Under normal circumstances, the U.S. Realty Fund may invest up to 20% of its net assets in rights, warrants, other equity securities (including initial public offerings), and convertible and debt securities of U.S. Realty Companies as well as up to 20% of its net assets in equity and debt securities and instruments of U.S. companies or entities (which need not be Realty Companies) of any size, including, but not limited to, fixed income securities of any maturity, money market instruments, shares of other investment companies and exchange traded fund ("ETFs"), and cash and cash equivalents. The Fund's investments in fixed income securities may include those rated below "investment grade" by a nationally recognized statistical rating organization ("NRSRO"), or that are unrated but judged to be below investment grade by the Adviser. Below investment grade fixed income securities are commonly known as "junk bonds."

The Adviser conducts proprietary quantitative, qualitative and on-site real estate analysis to select the U.S. Realty Fund's portfolio investments, including research at the macroeconomic, sector, company and property level. The Adviser's individual company research may consider a number of quantitative measures, including earnings growth potential, price to earnings or free cash flow multiples, price to net asset value ("NAV") ratios, dividend yield and potential for growth, return on equity and return on assets, as well as qualitative factors such as overall business and growth strategy and quality of management. The Adviser may sell an investment in the U.S. Realty Fund's portfolio when the investment no longer meets the Adviser's criteria as described above, or when a more attractive investment opportunity arises.

Principal Risks
Before investing in the U.S. Realty Fund, you should carefully consider your own investment goals, the amount of time you are willing to leave your money invested, and the amount of risk you are willing to take. Remember, in addition to possibly not achieving your investment goals, **you could lose money by investing in the U.S. Realty Fund**. The principal risks of investing in the U.S. Realty Fund are:

- *Management Risk*. The risk that the investment strategies employed by the Adviser in selecting investments for the U.S. Realty Fund may not result in an increase in the value of your investment or in overall performance equal to other similar investment vehicles having similar investments.
- *General Market Risk*. The risk that the value of the U.S. Realty Fund's shares will fluctuate based on the performance of the U.S. Realty Fund's investments and other factors affecting the capital markets generally. The U.S. and international markets have experienced extreme price volatility, reduced liquidity and valuation difficulties in recent years, particularly in securities related to finance and real estate. Continuing market problems may have adverse effects on the U.S. Realty Fund.
- *Risk of Investing in Real Estate Generally*. The risks related to investments in Realty Companies including, but not limited to: adverse changes in general economic and local market conditions; adverse developments in employment; changes in supply or demand for similar or competing properties; unfavorable changes in applicable taxes, governmental regulations, interest rates; operating or developmental expenses and lack of available financing.
- *Risk of Concentration of Investments in Real Estate-Related Securities*. The risk that the U.S. Realty Fund could lose money due to the performance of real estate-related securities even if securities markets generally are experiencing positive results.
- *Risk Relating to Investments in REITs*. A REIT's share price may decline because of adverse developments affecting the real estate industry including changes in interest rates. The returns from REITs may trail returns from the overall market. Additionally, there is always a risk that a REIT will fail to qualify for favorable tax treatment.
- *Equity Market Risk*. The equity securities held in the U.S. Realty Fund's portfolio may experience sudden, unpredictable drops in value or long periods of decline in value. This may occur because of factors that affect securities markets generally or factors affecting specific industries, sectors or companies in which the U.S. Realty Fund invests.

- *Warrants.* Investments in warrants involve certain risks, including the possible lack of a liquid market for resale of the warrants, potential price fluctuations as a result of speculation or other factors, and failure of the price of the underlying security to reach or have reasonable prospects of reaching a level at which the warrant can be prudently exercised (in which event the warrant may expire without being exercised, resulting in a loss of the U.S. Realty Fund's entire investment therein).
- *Preferred Stock*. Preferred stock is subject to the risk that the dividend on the stock may be changed or omitted by the issuer, and that unlike common stock, participation in the growth of an issuer may be limited.
- *Convertible Securities Risk*. The market value of a convertible security performs like that of a regular debt security, that is, if market interest rates rise, the value of the convertible security falls.
- *Large-Cap Company Risk.* The risk that larger, more established companies may be unable to respond quickly to new competitive challenges, such as changes in consumer tastes or innovative smaller competitors. Also, large-cap companies are sometimes unable to attain the high growth rates of successful smaller companies, especially during extended periods of economic expansion.
- *Micro-Cap, Small-Cap and Mid-Cap Company Risk.* The risk that the securities of micro-cap, small-cap and mid-cap companies may be more volatile and less liquid than the securities of large-cap companies.
- *Debt Securities Risk.* Interest rates may go up resulting in a decrease in the value of the debt securities held by the U.S. Realty Fund. Investments in debt securities include credit risk, which is the risk that an issuer will not make timely payments of principal and interest. There is also the risk that a bond issuer may "call," or repay, its high yielding bonds before their maturity dates. Debt securities subject to prepayment can offer less potential for gains during a declining interest rate environment and similar or greater potential for loss in a rising interest rate environment. Limited trading opportunities for certain debt securities may make it more difficult to sell or buy a security at a favorable price or time.
- *Below Investment Grade Risk*. Investments in below investment grade securities involve a greater risk of default and are subject to a substantially higher degree of credit risk or price changes than investment grade securities.
- *Initial Public Offerings Risk.* The risk that because IPO shares frequently are volatile in price, the U.S. Realty Fund may hold IPO shares for a very short period of time. This may increase the turnover of the U.S. Realty Fund's portfolio and may lead to increased expenses to the U.S. Realty Fund, such as commissions and transaction costs. By selling shares, the U.S. Realty Fund may realize taxable capital gains that it will subsequently distribute to shareholders.
- *Other Investment Companies and ETFs Risk.* The U.S. Realty Fund will bear the indirect fees and expenses charged by other investment companies and ETFs in which the U.S. Realty Fund invests in addition to its own direct fees and expenses, as well as indirectly bearing the principal risks of those funds. ETFs are subject to the risk that the market price of an ETF's shares may trade at a discount to their net asset value or that an active trading market for an ETF's shares may not develop or be maintained.

Performance

The performance information below demonstrates the risks of investing in the U.S. Realty Fund by showing how the U.S. Realty Fund's average annual returns for one year compare with those of a broad measure of market performance. Remember, the U.S. Realty Fund's past performance, before and after taxes, is not necessarily an indication of how the U.S. Realty Fund will perform in the future. Updated performance information is available on the U.S. Realty Fund's website at www.gbefunds.com or by calling the Fund toll-free at 877-40-GRUBB (877-404-7822).

Calendar Year Total Return as of December 31*



The U.S. Realty Fund's calendar year-to-date return as of June 30, 2010 was 6.62%. During the period of time shown in the bar chart, the U.S. Realty Fund's highest quarterly return was 36.29% for the quarter ended September 30, 2009, and the lowest quarterly return was -17.70% for the quarter ended March 31, 2009.

* Sales loads are not reflected in the bar chart and the highest and lowest quarterly returns. If sales loads were reflected, the returns shown would have been lower than those shown.

Average Annual Total Returns
(for the Period Ended December 31, 2009)

	1 Year and Since Inception (12/31/08)
Return Before Taxes	51.44%
Return After Taxes on Distributions	46.85%
Return After Taxes on Distributions and Sale of Fund Shares	33.56%
Dow Jones Select Real Estate Securities Index	29.01%
(reflects no deduction for fees, expenses or taxes)	
S&P 500® Index	26.46%
(reflects no deduction for fees, expenses or taxes)	

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown. Furthermore, the after-tax returns shown are not relevant to shareholders who hold their shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Investment Adviser
Grubb & Ellis Alesco Global Advisors, LLC is the U.S. Realty Fund's investment adviser.

Portfolio Managers
The U.S. Realty Fund is co-managed by a team of Portfolio Managers as follows:

Portfolio Manager	Years of Service with the Fund	Primary Title
Jay P. Leupp	Since 2008	Lead Portfolio Manager
David R. Ronco	Since 2008	Portfolio Manager

Purchase and Sale of Fund Shares
Investors may purchase or redeem Fund shares on any business day by written request (Grubb & Ellis AGA Funds, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, Wisconsin 53201-0701), wire transfer, telephone at 877-40-GRUBB (877-404-7822), or through a financial intermediary. Purchases, exchanges and redemptions by telephone are only permitted if you previously established these options on your account. Investors who wish to purchase, exchange or redeem Fund shares through a broker-dealer or other financial intermediary should contact the broker-dealer other financial intermediary directly. The minimum initial and subsequent investment amounts are shown below.

	Minimum Investment Amount	
	Initial	Subsequent
Regular Accounts	$ 2,000	$ 100
Exchange from another Grubb & Ellis AGA Fund	$ 2,000	$ 100
Automatic Investment Plan	$ 100	$ 100

Tax Information
The Funds' distributions may be subject to federal income tax and may be taxed as ordinary income or capital gains.

Payments to Broker-Dealers and Other Financial Intermediaries
If you purchase Fund shares through a broker-dealer or other financial intermediary (such as a bank or financial advisor), the Funds and their related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create conflicts of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Funds over another investment. Ask your advisor or visit your financial intermediary's website for more information.